SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification

Certificate is filed by:

Entergy Power International Holdings Corporation

20 Greenway Plaza, Suite 1025

Houston, TX 77046

This certificate is notice that Entergy Power International Holdings Corporation, a Delaware corporation ("EPIHC"), has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.

Type of security or securities:

Promissory note issued by EPIHC pursuant to the terms of a Credit Agreement, dated as of June 12, 2001, between EPIHC and Entergy Global Investments, Inc. ("EGI"), as amended by Amendment No. 1, which Amendment (and related Note) were entered on April 9, 2003 (the "Credit Agreement").

2.	Issue, renewal or guaranty: Issuance.
3.	Principal amount of each security: Not to exceed $150,000,000 at any time outstanding.
4.

Rate of interest per annum of each security:

EGI's effective cost of capital, as defined under Rule 52(b) under the Public Utility Holding Company Act of 1935, as determined from time to time by EGI and notified to EPIHC, in each case, computed on the basis of a 365 day year for the actual number of days (including the first day, but excluding the last) occurring in the period such interest is payable.

5.	Date of issue, renewal or guaranty of each security: April 9, 2003
6.	If renewal of security, give date of original issue: Not applicable.
7.	Date of maturity of each security: June 12, 2005
8.	Name of the person to whom each security was issued, renewed or guaranteed: EGI
9.	Collateral given with each security, if any: Not applicable.
10.	Consideration received for each security: The full principal amount of each advance.
11.

Application of proceeds of each security:

To be used for any lawful purpose, including without limitation, to meet its expenses and to make investments in, distributions to or loans to affiliate businesses.

12.

Indicate by ("X") after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6 (a) because of:

a. the provisions contained in the first sentence of Section 6 (b):

b. the provisions contained in the fourth sentence of Section 6 (b):

c. the provisions contained in any rule of the

Commission other than Rule U-48: X

13.

If the security or securities were exempt from the provisions of Section 6 (a) by virtue of the first sentence of Section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount of par value of the other securities of such company then outstanding: Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6 (a) because of the fourth sentence of Section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.

If the security or securities are exempt from the provisions of Section 6 (a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

Rule 52(b).

ENTERGY POWER INTERNATIONAL HOLDINGS CORPORATION BY: /s/ Steven C. McNeal
Steven C. McNeal Vice President and Treasurer

Date: April 18, 2003